UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Talend S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.08 per share

(Title of Class of Securities)

874224207 (American Depositary Shares, each representing one Ordinary Share)

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 2,112,895

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 2,112,895

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,112,895

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.2%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person FPCI ETI 2020

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 2,112,895

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 2,112,895

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,112,895

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.2%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person Bpifrance Investissement S.A.S.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 2,112,895

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 2,112,895

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,112,895

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.2%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person Caisse des Dépôts et Consignations

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 2,112,895

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 2,112,895

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,112,895

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.2%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person EPIC Bpifrance

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 2,112,895

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 2,112,895

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,112,895

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.2%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person Bpifrance S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 2,112,895

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 2,112,895

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,112,895

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.2%

12	Type of Reporting Person (See Instructions) OO

Item 1 (a)	Name of Issuer Talend S.A.
Item 1 (b)	Address of Issuer’s Principal Executive Offices: 9, rue Pages 92150 Suresnes FRANCE

Item 2 (a)

Name of Person Filing:
(i) Bpifrance Participations S.A.

(ii) FPCI ETI 2020

(iii) Bpifrance Investissement S.A.S.

(iv) Caisse des Dépôts et Consignations (“CDC”)

(v) EPIC Bpifrance (“EPIC”)

(vi) Bpifrance S.A.

Item 2 (b)

Address of Principal Business Office:
(i) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(ii)  27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(iii) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(iv) 56, rue de Lille

75007 Paris

France

(v) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(vi) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

Item 2 (c)	Citizenship: France
Item 2 (d)	Title of Class of Securities: Ordinary Shares, nominal value €0.08 per share (“Ordinary Shares”)
Item 2 (e)	CUSIP Number: 874224207 (American Depositary Shares, each representing one Ordinary Share)

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4	Ownership:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity. Ownership is stated as of December 31, 2017 and the ownership percentages are based on 29,439,767 ordinary shares outstanding as of December 31, 2017.

Bpifrance Participations S.A. is a French public investment fund specializing in the business of equity financing via direct investment or fund of funds. Bpifrance Participations S.A. is a wholly-owned subsidiary of Bpifrance S.A., a French financial institution especially created for this purpose. CDC, a French special public entity (établissement special) and EPIC, a French public institution of industrial and commercial nature, each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC is principally engaged in the business of banking finance. FPCI ETI 2020 is managed by Bpifrance Investissement S.A.S. a French management company (société de gestion), and Bpifrance Investissement S.A.S. is a wholly-owned, indirect subsidiary of Bpifrance Participations S.A. FPCI ETI 2020, is an investment fund subject to French law, whose main purpose is to make equity investment in mid and large cap companies.

As of December 31, 2017, FPCI ETI 2020 held directly 2,112,895 Ordinary Shares, and neither Bpifrance Investissement S.A.S., Bpifrance S.A., CDC nor EPIC (collectively with FPCI ETI 2020, the “Reporting Persons”) held any Ordinary Shares directly. Bpifrance Participations S.A. and Bpifrance Investissement S.A.S. may be deemed to be the beneficial owner of the 2,112,895 Ordinary Shares held by FPCI ETI 2020, indirectly through their ownership and/or management of FPCI ETI 2020. Bpifrance S.A. may be deemed to be the beneficial owner of 2,112,895 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations S.A. CDC and EPIC may be deemed to be the beneficial owners of 2,112,895 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A.

Pursuant to a Shareholder Agreement (the “Shareholders Agreement”) among Talend S.A., FPCI ETI 2020 and entities affiliated with Balderton Capital, Galileo Partners, Idinvest Partners and Silver Lake (each, a “Major Shareholder”), certain affiliates of each Major Shareholder, other than Galileo Partners, are entitled to nominate one member of Talend S.A.’s board of directors as long as certain continuing ownership thresholds are met.  The Major Shareholders have agreed to vote for these nominees pursuant to the Shareholders Agreement.

By virtue of the Shareholders Agreement and the obligations and rights thereunder, the Reporting Persons, the Major Shareholders and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by the Issuer, such a “group” would be deemed to beneficially own an aggregate of 9,843,646 Ordinary Shares, or approximately 33.4% of the Ordinary Shares calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any ordinary shares that they may be deemed to beneficially own solely by reason of the Shareholders Agreement. Certain entities affiliated with the other Major Shareholders are separately making Schedule 13G filings reporting their beneficial ownership of Ordinary Shares.

Item 5	Ownership of 5 Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than 5 Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2018	Bpifrance Participations S.A.

	By:	/s/ Sophie Paquin*
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Dated: February 15, 2018	FPCI ETI 2020

	By:	/s/ Sophie Paquin**
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs (Bpifrance Investissement S.A.S.)

Dated: February 15, 2018	Bpifrance Investissement S.A.S.

	By:	/s/ Sophie Paquin**
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Dated: February 15, 2018	Caisse des Dépôts
	By:	/s/ Joel Prohin***
	Name:	Joel Prohin
	Title:	Head of Portfolio Management

Dated: February 15, 2018	Epic Bpifrance

	By:	/s/ Sophie Paquin****
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Dated: February 15, 2018	Bpifrance S.A.

	By:	/s/ Boubakar Dione*****
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

* Sophie Paquin is signing on behalf of Bpifrance Participations S.A. by power of attorney previously filed with the Securities and Exchange Commission on February 8, 2018 as Exhibit 1 to Schedule 13D/A filed by Bpifrance Participations related to CGG, and hereby incorporated herein by reference.

** Sophie Paquin is signing on behalf of Bpifrance Investissement S.A.S. by power of attorney previously filed with the Securities and Exchange Commission on February 12, 2018 as Exhibit 2 to Schedule 13G/A filed by Bpifrance Participations related to DBV Technologies S.A., and hereby incorporated herein by reference.

*** Joel Prohin is signing on behalf of Caisse des Dépôts by executive order from the general manager of Caisse des Dépôts previously filed with the Securities and Exchange Commission on September 7, 2017 as Exhibit 1 to Schedule 13D/A filed by Bpifrance Participations related to Constellium N.V., and hereby incorporated herein by reference.

**** Sophie Paquin is signing on behalf of EPIC Bpifrance by power of attorney previously filed with the Securities and Exchange Commission on February 14, 2017 as Exhibit 3 to Schedule 13G/A filed by Bpifrance Participations related to Orange S.A., and hereby incorporated herein by reference.

***** Boubakar Dione is signing on behalf of Bpifrance S.A. by power of attorney previously filed with the Securities and Exchange Commission on September 7, 2017 as Exhibit 2 to Schedule 13D/A filed by Bpifrance Participations related to Constellium N.V., and hereby incorporated herein by reference.